

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2019

By E-Mail

Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:**   **MiMedx Group, Inc.**
> **Response Letters filed on May 8 and 9, 2019**
> **Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George**
> **File No. 001-35887**

Dear Ms. Crawford:

We have reviewed your response letters and have the following comments.

Response Letter to Comment Letter dated April 24, 2019 filed May 8, 2019

1. We reissue prior comment 5. We believe that the attorney-client relationship between two nominees is material to a security holder's decision whether to vote for or against either such nominees as it may bear on the nominees' independence from each other.

2. Please disclose the substance of the first and last paragraph of your response to prior comment 6.

3. Please disclose the substance of your response to prior comment 9 in any relevant future soliciting materials.

4. Refer to prior comment 10. We do not believe you have supported the reference to any dilutive effect of a capital raise. Please confirm that you will not refer to the dilutive effect of any capital raise without support for such opinion.

Response Letter to Comment Letter dated May 2, 2019 filed May 9, 2019

5. We reissue comment 1. Until such time as the court indicates otherwise, please revise your disclosure to clarify that only three board seats will be up for election at the June 17, 2019 meeting.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions